UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
FORM 11-K
____________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to                      .
Commission File Number 001-33268

____________________________

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Central Garden & Pet Company Investment Growth Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CENTRAL GARDEN & PET COMPANY
1340 Treat Blvd., Suite 600
Walnut Creek, California 94597

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm

To the CG&P Investment Growth Plan Committee, Plan Administrator, and Participants of
Central Garden & Pet Company Investment Growth Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Central Garden & Pet Company Investment Growth Plan (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions for the year ended December 31, 2024, and Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2024, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Seattle, Washington
June 13, 2025

We have served as the Plan’s auditor since 2013.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2024 and 2023

	2024	2023
ASSETS
Investments at fair value	$381,645,650	$350,164,096
Investments at contract value	47,950,922	53,657,336

Total investments	429,596,572	403,821,432

Receivables
Notes receivable from participants	5,028,842	4,188,129
Employers contributions receivable	1,634,502	745,547
Participants contributions receivable	—	148,832

Total receivables	6,663,344	5,082,508

Total assets	436,259,916	408,903,940

LIABILITIES
Excess contributions payable	135,272	311,261

Total liabilities	135,272	311,261

NET ASSETS AVAILABLE FOR BENEFITS	$436,124,644	$408,592,679

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2024

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Dividends and interest	$17,100,237
Net appreciation in fair value of investments	23,475,650
Total investment income	40,575,887

Interest income on notes receivable from participants	412,834

Contributions
Participants	17,097,089
Rollover	1,908,750
Employers	9,102,746
Total contributions	28,108,585

Total additions	69,097,306

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	45,503,344
Administrative and investment expenses	274,325

Total deductions	45,777,669

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS PRIOR TO TRANSFER OF ASSETS TO PLAN	23,319,637

Transfer of assets to Plan	4,212,328

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	27,531,965

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	408,592,679

End of year	$436,124,644

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 1 – DESCRIPTION OF PLAN
The following description of the Central Garden & Pet Company Investment Growth Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description or plan document, as amended, for a more complete description of plan provisions.
General – The Plan is a defined contribution plan that was established to provide benefits to eligible employees of Central Garden & Pet Company (the “Plan Sponsor”) and certain participating employers (collectively the “Company” or “Employers”), as provided in the plan document. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan Sponsor has appointed the Plan Administrative Committee to carry out the duties of ERISA and serve as the Plan administrator.
Plan Merger – Effective January 1, 2024, the Plan was amended to add C & S Products Co. Inc. (“C & S”) as a participating employer. The C & S Products Co., Inc. 401(k) Savings Plan (“Merged Plan”) was merged into the Plan and approximately $4,212,000 were transferred into the Plan during the year ended December 31, 2024. Employees of the Merged Plan who are employed by C & S on January 1, 2024, were credited with prior service for vesting and eligibility purposes under the Plan.
Eligibility – Effective July 1, 2024, employees of the Company are eligible to participate in the Plan upon reaching age 18. Prior to July 1, 2024, employees of the Company became eligible to participate in the Plan upon reaching age 21 and completing three months of service, as defined in the plan document.
Participant contributions – Eligible participants may make contributions starting at 1% of their eligible pre-tax or after-tax compensation (as Roth contributions) subject to the annual dollar maximum set by the Internal Revenue Service (“IRS”).

The contribution limit for highly compensated employees, defined as those whose annual earnings equal at least $155,000 in 2024, is subject to contribution limits that may vary from year to year. The Plan Sponsor has the right to further limit these contributions to conform to applicable regulations. Unless elected otherwise, eligible participants are automatically enrolled to contribute 3% of their eligible compensation as pre-tax contributions subject to the IRS limitation. Participants may make a contribution from any cash bonus but the deferral election should be made prior to the payment of such cash bonus. Participants are allowed to make rollover contributions representing distributions from other qualified plans.
Employers contributions – The Company makes basic matching contributions at a rate of 100% of the participant’s annual deferrals (not to exceed the IRS deferral limits), up to 3% of the participant’s eligible compensation. The basic matching contributions are paid at the end of each quarter and are subject to a true-up provision at the end of the plan year. Only those participants employed as of the last day of the quarter are eligible to receive the basic matching contributions. The basic matching contributions may be made in cash or in shares of the Plan Sponsor’s Class A Common Stock, as determined by the Plan Sponsor’s Board of Directors. For the year ended December 31, 2024, the basic matching contributions were made in shares of the Plan Sponsor’s Class A Common Stock and totaled approximately $7,696,000, net of forfeitures.
The Company may also elect to contribute discretionary contributions on behalf of certain non-highly compensated employees, as defined in the plan document. The Company contributed approximately $1,407,000 in discretionary contributions to a certain eligible class on non-highly compensated employees during the year ended December 31, 2024.
Participant accounts – Each participant’s account is credited with the participant’s contribution, the Company's contributions, if any, and any income, gains, or losses attributable to the investment mix of the account. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting - Participants are immediately vested in their salary deferrals and voluntary contributions, plus actual earnings thereon. Vesting in Company's contributions and earnings thereon is based on years of continuous service and increases in increments of 20% per year until fully vested after five years of credited service.
Notes receivable from participants – Participants may borrow up to 50% of their vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Maturities on notes receivable are for a maximum of five years, unless the participant’s loan is used to acquire a primary residence, in which case the repayment period may be up to 10 years. Participants are allowed to have only one note receivable outstanding at a time. Notes receivable are secured by the participant’s vested balances and bear interest at prime plus 2% at the time of the borrowing. Loan repayments generally must be repaid from payroll deductions; however, upon termination participants may to continue making loan repayments directly to the Plan, over the loan term. Notes receivable as of December 31, 2024 carry interest rates ranging from 4.25% to 10.50%, with various maturities through September 2034.

Payment of benefits – Distributions and withdrawals are payable upon retirement, termination, disability, or death. The Plan permits in-service and hardship withdrawals under certain conditions, as described in the plan document. Upon termination, if a participant’s balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment. A participant whose vested Plan accounts exceed $1,000 may leave the funds in the Plan or elect either a distribution paid in the form of a lump-sum cash payment, a distribution in Plan Sponsor stock, a direct rollover into another qualified plan, or other distribution methods as described in the plan document.

Forfeitures – Forfeitures represent the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are retained in the Plan and are used to pay administrative expenses and reduce the Company contributions. As of December 31, 2024 and 2023, forfeited non-vested account balances totaled approximately $461,000 and $1,107,000, respectively. During 2024, forfeitures of approximately $146,000 and $1,037,000 were used to pay administrative expenses and reduce the Company contributions, respectively. Subsequent to year end, approximately $153,000 of forfeitures were used to reduce employer matching contributions for the year ended December 31, 2024.

Excess contributions payable - Excess contributions payable represents amounts that were refunded to participants after year end to comply with regulatory contribution limitations or compliance testing.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of accounting – The financial statements are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").
Use of estimates – The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment valuation – Investments are stated at fair value, except for the Voya Fixed Account and Voya Fixed Account A (collectively, the “Voya Fixed Accounts”), which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Investment contracts – The Plan holds investment contracts with the Voya Fixed Accounts which are maintained under a directed trust with Voya Institutional Trust Company (“Voya”). The Voya Fixed Accounts are fully benefit-responsive investment contracts and do not have any liquidity or redemption restrictions. Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Contributions to these contracts are maintained in a general account that is credited with earnings on the underlying investment and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by Voya. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. There are no reserves against contract value for credit risk.
There are no unfunded commitments. Under the terms of the contracts, the Plan Sponsor must provide a minimum of 90-days notice to Voya prior to redemption of the contracts.
The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. Events that might limit the ability of the Plan to transact at contract value with the contract issuers and that would limit the ability of the Plan to transact at contract value with the participants are not probable of occurring.
In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from the contract value. Such events include (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, or (4) a material amendment to the agreement without the consent of the issuer.
Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation or depreciation in the fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.
Notes receivable – Notes receivable from participants are measured at the unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based on the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2024 or 2023.

Payment of benefits – Participant withdrawals and termination payments are recorded when paid.
Administrative expenses – Certain expenses incurred for administering the Plan are paid by the Company, except for loan fees, distribution fees, investment consulting fees and certain Plan asset-related fees which are paid by the Plan. The Company also provides administrative services to the Plan at no charge. Administrative expenses and investment advisory fees paid by the Plan for 2024 totaled approximately $657,000. Investment advisory fees of approximately $383,000 are included within investment income on the statement of changes in net assets available for benefits.

NOTE 3 – FAIR VALUE MEASUREMENTS
The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2:	Valuations based on quoted prices in markets that are not active, quotes prices for similar investments in active markets or model-based valuations for which all significant assumptions are observable and can be corroborated by observable market data.

Level 3:	Valuations based on unobservable inputs that are supported by little or no market activity and are significant to the overall fair value measurement. Values are determined using proprietary pricing models, discounted cash flow models that include the investment entities' own judgments and estimations or some other pricing method using unobservable inputs.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.
The fair value of the common stock of the Plan Sponsor is determined by quoted market prices. Accordingly, investments in common stock are classified within Level 1 of the valuation hierarchy.
Shares of registered investment company funds are valued at the net asset value ("NAV") of shares held by the Plan at year-end. The NAV is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

Interest-bearing cash is valued at cost plus accrued interest.

The following tables disclose, by level, the fair value hierarchy of the Plan’s investments at fair value.

	December 31, 2024
	Level 1	Level 2	Level 3	Total

Registered investment companies	$335,127,622	$—	$—	$335,127,622
Common stock	45,235,246	—	—	45,235,246
Interest-bearing cash	1,282,782	—	—	1,282,782
Total investments at fair value	$381,645,650	$—	$—	$381,645,650

	December 31, 2023
	Level 1	Level 2	Level 3	Total

Registered investment companies	$298,234,761	$—	$—	$298,234,761
Common stock	49,753,303	—	—	49,753,303
Interest-bearing cash	2,176,032	—	—	2,176,032
Total investments at fair value	$350,164,096	$—	$—	$350,164,096
NOTE 4 – TAX STATUS
The Plan has adopted the Bryan Cave Leighton Paisner LLP Pre-Approved Defined Contribution Plan Profit Sharing/401(k)/Money Purchase Pension Plan (the “Prototype Plan”). The Prototype Plan has received an opinion letter from the IRS dated June 30, 2020, stating that the written form of the underlying prototype is qualified under Section 401 of the Internal Revenue Code (“IRC”), and that any employer adopting this form of the Plan will be considered to have qualified under Section 401 of the IRC. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since the date of the opinion letter, the Plan administrator believes the Plan is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax period in progress.
NOTE 5 – RISKS AND UNCERTAINTIES
The participants invest in various investment securities. Investment securities are exposed to various risks, such as market, interest rate and credit risk. It is reasonably possible that given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the statement of net assets available for benefits.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS
Plan investments include shares of registered investment company funds and investment contracts managed by Voya Financial Inc., an affiliate of Voya. Any purchases and sales of these funds are performed in the open market at fair value. As Voya is the custodian and trustee of the Plan, transactions with this entity qualify as exempt party-in-interest transactions.
In addition, participants may elect to invest their salary deferral contributions and employer matching contributions in the Plan Sponsor’s common stock, as allowed by the Plan. The aggregate investment in the Plan Sponsor’s common stock was as follows:

	December 31, 2024		December 31, 2023
	Number of Shares	Fair Value	Number of Shares	Fair Value
Central Garden & Pet Company
Class A Common Stock	1,349,249	$44,592,679	1,112,692	$49,002,956
Central Garden & Pet Company
Common Stock	16,561	642,567	14,974	750,347
		$45,235,246		$49,753,303

Plan investments include shares of registered investment company funds managed by Voya Financial Inc., an affiliate of Voya. Any purchases and sales of these funds are performed in the open market at fair value. As Voya is the custodian and trustee of the Plan, transactions with this entity qualify as exempt party-in-interest transactions.
NOTE 7 – PLAN TERMINATIONS
Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.
NOTE 8 – SUBSEQUENT EVENTS
Effective January 1, 2025, the Plan was amended as follows:

•Unless elected otherwise by the participant following his or her termination of employment, if a participant’s vested account balance is greater than $1,000 and up to $7,000, the balance may be automatically rolled over into an individual retirement account, preselected by the Plan administrator.
•Employees who became employees of the Plan Sponsor as a result of a merger or acquisition and who participate in a SIMPLE IRA, are excluded from participating in the Plan.
•Employees who were acquired as a result of the Plan Sponsor’s acquisition of Leading Edge Associates Inc. and Leading Edge Aerial Technologies Inc. (“Acquired Companies”), are credited for prior service with the Acquired Companies, for vesting and eligibility purposes under the Plan.

NOTE 9 – RECONCILIATION TO FORM 5500
The financial statements are prepared on the accrual basis of accounting, while the Form 5500 is prepared on the cash basis of accounting. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2024 and 2023:

	2024	2023
Net assets available for benefits per the financial statements	$436,124,644	$408,592,679
Less contributions receivable, end of year
Employers	(1,634,502)	(745,547)
Participants	—	(148,832)

Add contributions payable, end of year
Participants	135,272	311,261

Net assets available for benefits per Form 5500	$434,625,414	$408,009,561

The following is a reconciliation of the net increase in net assets available for benefits prior to transfer of assets to the Plan per the financial statements to the net income per the Form 5500 for the year ended December 31, 2024:

Net increase in net assets available for benefits prior to transfer of assets to the Plan per the financial statements	23,319,637
Add contributions receivable, beginning of year
Employers	745,547
Participants	148,832
Less contributions receivable, end of year
Employers	(1,634,502)

Less contributions payable, beginning of year
Participants	(311,261)
Add contributions payable, end of year
Participants	135,272

Net income per the Form 5500	$22,403,525

The Form 5500 has certain items that differ from amounts shown on the accompanying financial statements. These differences relate to classification only and have no effect upon net assets available for benefits for either period.

SUPPLEMENTAL INFORMATION

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
SCHEDULE H, LINE 4(a)—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2024
Employer identification number: 68-0275553
Plan number: 001
Schedule H, Line 4(a)

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
☐	$—	$531	$—	$—

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
SCHEDULE H, LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024
Employer identification number: 68-0275553
Plan number: 001
Schedule H, Line 4(i)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment,including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Investments at fair value:
	Registered Investment Companies
	American Funds EuroPacific Growth Fund R5	Registered investment company	$18,376,406
	Cohen & Steers Real Estate Securities Fund, Inc. Class Institutional	Registered investment company	1,599,506
	JPMorgan Small-Cap Value Fund R6	Registered investment company	8,428,024
	Lord Abbett Income Fund F	Registered investment company	8,491,901
	Massachusetts Investors Growth Stock Fund R4	Registered investment company	36,821,729
	Principal Mid-Cap S&P 400 Institutional Fund R5	Registered investment company	10,132,236
	Putnam Large Cap Value Fund Class Y	Registered investment company	19,995,077
	T.Rowe Price Dividend Growth Fund	Registered investment company	10,621,752
	T.Rowe Price Mid-Cap Growth Fund Advisor	Registered investment company	8,537,076
	T.Rowe Price Retirement Balanced Fund	Registered investment company	3,240,620
	T.Rowe Price Retirement Income 2010 Fund Advisor	Registered investment company	1,152,246
	T.Rowe Price Retirement Income 2015 Fund Advisor	Registered investment company	238,140
	T.Rowe Price Retirement Income 2020 Fund Advisor	Registered investment company	1,988,766
	T.Rowe Price Retirement Income 2025 Fund Advisor	Registered investment company	2,674,701
	T.Rowe Price Retirement Income 2030 Fund Advisor	Registered investment company	5,472,812
	T.Rowe Price Retirement Income 2035 Fund Advisor	Registered investment company	6,870,790
	T.Rowe Price Retirement Income 2040 Fund Advisor	Registered investment company	2,883,638
	T.Rowe Price Retirement Income 2045 Fund Advisor	Registered investment company	4,242,921
	T.Rowe Price Retirement Income 2050 Fund Advisor	Registered investment company	2,986,834
	T.Rowe Price Retirement Income 2055 Fund Advisor	Registered investment company	2,305,845
	T.Rowe Price Retirement Income 2060 Fund Advisor	Registered investment company	547,905
	T.Rowe Price Retirement Income 2065 Fund Advisor	Registered investment company	248,618
	Vanguard Institutional Index Fund	Registered investment company	63,964,745
	Vanguard Short-Term Treasury Index Fund Admiral	Registered investment company	1,934,816
	Vanguard Small-Cap Index Fund Admiral	Registered investment company	14,505,311
	Fidelity Advisor International Small-Cap Fund	Registered investment company	2,217,638
*	Voya GNMA Income Fund A Registered	Registered investment company	9,352,287
*	Voya Government Money Market Fund	Registered investment company	478,066
*	Voya T.Rowe Price Capital Appreciation Portfolio - Institutional Class	Registered investment company	84,817,216
			335,127,622
*	Central Garden & Pet Company Stock Fund A:
	Central Garden & Pet Class A Common Stock	Class A Common Stock	44,592,679
	Interest-bearing cash	Interest-bearing cash	1,264,451
	Total Central Garden & Pet Stock Fund A		45,857,130
*	Central Garden & Pet Company Stock Fund:
	Central Garden & Pet Company Stock	Common Stock	642,567
	Interest-bearing cash	Interest-bearing cash	18,331
	Total Central Garden & Pet Stock Fund		660,898

	Investments at contract value:
*	Voya Fixed Account	Guaranteed investment contract	21,144,904
*	Voya Fixed Account A	Guaranteed investment contract	26,806,018
			47,950,922
*	Participant loans	Interest rates between 4.25% and 10.50%, maturing through September 2034	5,028,842

			$434,625,414
*	Indicates party-in-interest as defined by ERISA
	Column (d) information was omitted as all investments are participant directed

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date: June 13, 2025	By:	/s/ Robert Boyce
Robert Boyce
Director of Compensation & Benefits

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm